EXHIBIT 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the
Board of Directors and Shareholders
of Simtrol, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Simtrol, Inc. and Subsidiaries (the “Company”) as of December 31, 2006, and the related consolidated statements of operations, changes in stockholders’ equity/(deficiency) and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Simtrol, Inc. and Subsidiaries, as of December 31, 2006, and the consolidated results of their operations and their cash flows for the years ended December 31, 2006 and 2005 in conformity with United States generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, at December 31, 2006 the Company has a working capital deficiency of $1,861,713 and has not achieved a sufficient level of revenues to support its business and has suffered recurring losses from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Marcum & Kliegman LLC

New York, New York
April 16, 2007

SIMTROL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
December 31, 2006

ASSETS

CURRENT ASSETS
Accounts receivable	$84,369
Prepaid expenses and other current assets	14,708

Total Current Assets	99,077

LONG-TERM ASSETS
Property and equipment, net	16,831
Right to license intellectual property	130,000
Customer list	40,000

TOTAL ASSETS	$$285,908

The accompanying notes are an integral part of these consolidated financial statements.

SIMTROL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
December 31, 2006

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY

LIABILITIES

CURRENT LIABILITIES
Cash overdraft	$1,420
Accounts payable	268,478
Accrued expenses	105,678
Notes payable	387,351
Dividend payable on default of convertible preferred stock	1,171,863
Shares to be issued	26,000

Total Current Liabilities	1,960,790

Shares to be issued, less current portion	52,000

TOTAL LIABILITIES	2,012,790

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIENCY
Preferred stock, $.00025 par value; 800,000 shares authorized: Series A Convertible Preferred Stock, 450,000 designated; 384,666 issued and outstanding; liquidation value $1,153,998	96
Common stock, authorized 40,000,000 shares of $.001 par value; 4,930,004 shares issued and outstanding	4,930
Additional paid-in capital	63,646,515
Accumulated deficit	(65,378,423)

Total Stockholders’ Deficiency	(1,726,882)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIENCY	$$285,908

The accompanying notes are an integral part of these consolidated financial statements.

SIMTROL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenues:
Software licenses	$159,659	$67,418
Service	65,033	57,228
Total revenues	224,692	124,646
Cost of revenues
Software licenses	3,873	1,037
Service	1,867	3,796
Total cost of revenues	5,740	4,833
Gross profit	218,952	119,813

Operating expenses
Selling, general and administrative	1,502,983	1,060,926
Research and development	416,982	437,374

Total operating expenses	1,919,965	1,498,300

Loss from operations	(1,701,013)	(1,378,487)

Other income/(expenses):
Other income/(expense)	(11,174)	12,435
Sale of intellectual property	250,000	-
Total other income	238,826	12,435

Net loss	$(1,462,187)	$(1,366,051)
Dividend on covenant default of convertible preferred stock	800,613	371,250
Deemed preferred dividend	-	624,918
Net loss attributable to common shareholders	$(2,262,800)	$(2,362,220)

Net loss per common share-basic and diluted	$(0.52)	$(0.63)

Weighted average number of common shares outstanding	4,349,737	3,730,650

The accompanying notes are an integral part of these consolidated financial statements.

SIMTROL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY/(DEFICIENCY)
For the Years Ended December 31, 2006 and 2005

	Common stock		Preferred Stock
	Number of Shares(1)	Par value	Number of Shares	Par value	Additional Paid-in capital	Accumulated deficit	Total

Balance, January 1, 2005	3,712,914	3,713	-	-	62,815,568	(62,550,184)	269,097

Net Loss for the period						(1,366,052)	(1,366,052)
Issuance of common stock for IR services	10,000	10			7,890		7,900
Issuance of convertible preferred stock in private placements, net			450,000	113	1,162,283		1,162,396
Dividend payable on covenant default of convertible preferred stock					(371,250)		(371,250)
Issuance of common stock to directors	32,770	33			26,667		26,700
Balance, December 31, 2005	3,755,684	$3,756	450,000	$113	$63,641,158	$(63,916,236)	$(271,209)

Net Loss for the period						(1,462,187)	(1,462,187)
Conversion of Preferred Stock	261,336	261	(65,334)	(17)	(244)		-
Dividend payable on covenant default of convertible preferred stock					(800,613)		(800,613)
Issuance of common stock to directors	87,984	88			36,012		36,100
Stock-based compensation amortization					469,027		469,027
Exercises of stock options	625,000	625			249,375		250,000
Issuance of common stock for purchase	200,000	200			51,800		52,000
Balance, December 31, 2006	4,930,004	$4,930	384,666	$96	$63,646,515	$(65,378,423)	$(1,726,882)

The accompanying notes are an integral part of these consolidated financial statements.

SIMTROL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:
Net loss	$(1,462,187)	$(1,366,052)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on sale of intellectual property	(250,000)	-
Depreciation and amortization	9,733	36,086
Stock-based compensation	505,127	26,700
Changes in operating assets and liabilities:
Accounts receivable	(81,476)	17,431
Prepaid expenses and other current assets	1,922	235
Other assets	-	2,530
Interest payable	8,351	-
Accounts payable	117,010	(23,591)
Accrued expenses	9,693	27,247
Deferred revenue	(19,144)	2,478
Net cash used in operating activities	(1,160,971)	(1,276,936)

Cash flows from/(used in) investing activities:
Purchases of property and equipment	(5,200)	(21,660)
Proceeds from sale of intellectual property	250,000	-
Net cash provided by/(used in) investing activities	244,800	(21,660)

Cash flows from /(used in) financing activities:
Net proceeds from exercise of stock options	250,000	-
Proceeds from notes payable issuance	416,000	-
Repayment of note payable	(37,000)	-
Deposit returned from cancelled offering	(12,000)	-
Cash overdraft	1,420	-
Common stock issued for investor relations performed	-	7,900
Deposit received in cancelled offering	-	12,000
Net proceeds from stock issuances	-	1,162,396
Net cash provided by financing activities	618,420	1,182,296

Decrease in cash and cash equivalents	(297,751)	(116,300)

Cash and cash equivalents, beginning of the year	297,751	414,051

Cash and cash equivalents, end of the year	$0	$297,751
Supplementary disclosure:
Interest paid	$213	$4,381
Income taxes paid	$-	$-

Supplemental schedule of non cash investing and financing activities:
Non cash investing and financing activities:
Dividend payable on covenant default of convertible preferred stock	$800,613	$371,250
Beneficial conversion feature of preferred stock	$-	$24,918
Common stock issued for investor relations performed	$-	$7,900
Issuance of common stock in acquisition of JDS interest	$52,000	$-

The accompanying notes are an integral part of these consolidated financial statements.

SIMTROL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 - Nature of Operations and Basis of Presentation

Simtrol, Inc., formerly known as VSI Enterprises, Inc., was incorporated in Delaware in September 1988 and, together with its wholly-owned subsidiaries (the "Company"), develops, markets, and supports software based audiovisual control systems and videoconferencing products that operate on PC platforms. The Company operates at a single facility in Norcross, Georgia and its sales are primarily in the United States.

NOTE 2 - Going Concern Uncertainty

As of December 31, 2006, the Company had a cash overdraft of $1,420 and a working capital deficiency of $1,861,713. In addition, the Company has not achieved a sufficient level of revenues to support its business and has suffered recurring losses from operations. The Company has relied on periodic investments in the form of common stock, convertible debt, and notes payable since the fourth quarter of 2001 to sustain its operations. The Company currently requires substantial amounts of capital to fund current operations and for the payment of past due obligations, including operating expenses, and the continued development and deployment of its ONGOER and OnGuard product lines. During 2005, the Company issued $1,350,000 of convertible preferred stock (see Note 5). On February 15, 2006, the Company sold various patents (see Note 6). In June 2006, two directors of the Company exercised options to purchase 625,000 shares in aggregate for total proceeds to the Company of $250,000 (see Note 6). The Company also issued a $37,000 note payable to one member of the Board of Directors on June 9, 2006. On June 30, 2006, the Company repaid the note plus the accrued interest (10% per annum). The Company also issued notes payable of $379,000 to one member of the Board of Directors during the year ended December 31, 2006. At December 31, 2006, these notes plus $8,351 of accrued interest (10% per annum) were outstanding (see Note 5).

On February 15, 2006 the Company formed a joint venture, named Justice Digital Solutions, LLC (“JDS”), with Integrated Digital Systems, LLC (“IDS”), a multifaceted integrator based in Livonia, Michigan, to develop and sell a judicial arraignment software solution based on the success of a deployment in Oakland County, Michigan. However, there can be no assurance that the Company will be successful in its attempts to develop and deploy its ONGOER and OnGuard product lines, to generate positive cash flows or raise sufficient capital essential to its survival, or that JDS will be successful in its attempts to sell its judicial arraignment software.  On November 28, 2006, the Company purchased the 50% of the joint venture owned by IDS (See Note 11) and on March 16, 2007 the Company completed the sale of $3,525,000 of securities in a private placement of 4,700 units (at $750 per unit) consisting of one share of Series B Convertible Preferred Stock and one warrant to purchase 2,000 shares of our common stock at an exercise price of $0.375 per share. Each share of Series B Convertible Preferred Stock has a conversion price of $0.375 per share (1 Series B Convertible Preferred share equals 2,000 shares of common stock). The warrants have three-year terms. See Note 13. The Company intends to use the proceeds of the private placement to hire additional sales and software development personnel to expand its sales efforts for its audiovisual control and monitoring and digital arraignment software, as well as to develop new integrated software products for its Curiax platform.

To the extent that the Company is unable to generate or raise the necessary operating capital, it will become necessary to curtail operations. Additionally, even if the Company does raise operating capital, there can be no assurance that the net proceeds will be sufficient to enable it to develop its business to a level where it will generate profits and positive cash flows.

These matters raise substantial doubt about the Company’s ability to continue as a going concern.  However, the accompanying financial statements have been prepared on a going concern basis, which contemplate the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 - Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

SIMTROL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

Loss Per Share
Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share", requires the presentation of basic and diluted earnings per share ("EPS"). Basic EPS is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS includes the potential dilution that could occur if options or other contracts to issue common stock were exercised or converted. The following equity securities are not reflected in diluted loss per share because their effects would be anti-dilutive:

	December 31, 2006	December 31, 2005
Options	1,775,025	1,075,775
Warrants	4,897,737	4,937,880
Convertible Preferred Stock	1,538,664	1,800,000
Total	8,211,426	7,183,655

Accordingly, basic and diluted loss per share are identical.

Stock-Based Compensation

The Company’s 2002 Stock Option Plan (the Plan), which is stockholder approved, permits the grant of options to its employees, directors, and consultants for up to 2,500,000 shares of common stock. Option awards are granted with an exercise price equal to the market price of the Company’s stock on the date of the grant in accordance with the Plan; the options generally have five-year contractual terms for directors and 10 years for employees and vest immediately for directors and over four years for employees.

The Company implemented FAS 123R in the first quarter of 2006. The statement requires companies to expense the value of employee stock options and similar awards. Under FAS 123R, share-based payment awards result in a cost that will be measured at fair value on the awards’ grant date based on the estimated number of awards that are expected to vest. Compensation costs for awards that vest will not be reversed if the awards expire without being exercised. Stock compensation expense under FAS 123R was $505,127 during 2006. Of this total, $41,154 was classified as research and development expense and $463,973 was classified as selling, general, and administrative expense.

Under the accounting provisions of FAS 123R, the Company’s net loss to common stockholders and net loss per common share would have been adjusted to the pro forma amounts indicated below during 2005.

Net loss attributable to common stockholders, as reported	($2,362,220)

Add: stock-based employee compensation expense determined under the intrinsic value method	-
Less: stock-based employee compensation expense determined under fair value-based methods for all awards	(208,308)

Pro forma net loss	($2,570,528)

Net loss per share as reported-basic and diluted	($0.63)
Pro forma net loss per share- basic and diluted	($0.69)

The Company uses historical data to estimate option exercises and employee terminations within the valuation model and historical stock prices to estimate volatility. The fair values for options issued during the years ended December 31, 2006 and 2005 were estimated at the date of grants using a Black-Scholes option-pricing model to be $373,349 and $383,172, respectively, with the following weighted-average assumptions:

SIMTROL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

Assumptions	2006	2005

Risk-free rate	4.88-4.92%	4.75%
Annual rate of dividends	0	0
Volatility	90-148%	77-109%

Average life	2.9 years	5 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The Company’s employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate.

A summary of option activity under the Plan as of December 31, 2006 and changes during the year then ended are presented below:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Term	Aggregate Intrinsic Value
Outstanding January 1, 2006	1,075,775	$2.46
Granted	1,550,000	$0.39
Exercised	(625,000)	$0.40
Terminated	(225,750)	$2.30
Outstanding at December 31, 2006	1,775,025	$1.40	6.2	$2,184,949
Exercisable at December 31, 2006	1,230,570	$1.69	5.0	$1,909,837

The weighted-average grant-date fair values of options granted during the years ended December 31, 2006 and 2005 were $0.24 and $0.56, respectively. The total intrinsic value of options exercised during 2006 was $106,007. There were no options exercised during 2005.

As of December 31, 2006, there was $252,589 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 2.8 years. The total fair values of shares vested during the years ended December 31, 2006 and 2005 was $172,578 and $168,813, respectively.

At December 31, 2006, 770,300 options remain available for grant under the Company’s 2002 Stock Option Plan.

The following table summarizes information about stock options outstanding at December 31, 2006:

SIMTROL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding at December 31, 2006	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at December 31, 2006	Weighted Average Exercise Price
$0.26-$0.90	1,437,500	6.29	$0.51	955,625	$0.47
$1.10-$2.00	180,000	7.44	$1.95	120,000	$1.96
$2.25-$2.50	86,300	4.18	$2.30	86,300	$2.30
$3.50-$4.80	33,650	3.40	$4.27	31,070	$4.23
$9.10-$28.72	21,700	2.92	$17.86	21,700	$17.86
$40.00-$147.48	15,875	3.22	$43.07	15,875	$43.07
	1,775,025	6.18	$1.40	1,230,570	$1.69

Revenue Recognition

Revenues consist of the sale of software control devices, videoconferencing systems and related maintenance contracts on these systems. The Company sold two different products during 2006 and 2005: its PC-based software products, ONGOER and OnGuard, and its older proprietary hardware and software product, Omega. Revenues from the sale of hardware and software are recognized upon the transfer of title when shipped. Revenues on maintenance contracts are recognized ratably over the term of the related sales contract. As of December 31, 2006, there were $0 of deferred revenues as all maintenance contracts on the Company’s older Omega products have terminated.

Cash and Cash Equivalents

For financial reporting purposes, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company does not have cash balances in banks in excess of the maximum amount insured by the FDIC as of December 31, 2006.

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects management’s best estimate of the probable losses inherent in the account receivable balance. Management determines the allowance based on known troubled accounts, historical experience, and other currently available evidence.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over the shorter of their estimated useful lives or lease terms, ranging from 3-10 years on a straight-line basis. Leasehold improvements made in 2002 were amortized over 36 months, the term of the initial lease on the company’s facility.

Software Development Costs

All software development costs are charged to expense as incurred until technological feasibility has been established for the product.  Software development costs incurred after technological feasibility has been established are capitalized and amortized, commencing with product release, using the greater of the income forecast method or on a straight-line basis over the useful life of the product. The Company did not capitalize any software development costs during either 2006 or 2005 and all assets were fully amortized by December 31, 2006.

SIMTROL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

Income Taxes
The Company accounts for income taxes using the liability method, which requires the determination of deferred tax assets and liabilities based on the differences between the financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse.  Deferred tax assets are adjusted by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

At December 31, 2006, the Company has net operating loss carryforwards of approximately $46,542,000, which expire through 2026.  Pursuant to Section 382 of the Internal Revenue Code regarding substantial changes in ownership, utilization of these losses may be limited.  Based on this and the fact that the Company has generated operating losses through December 31, 2006, the deferred tax asset of approximately $18,330,000 has been offset by a full valuation allowance of $18,330,000.

A reconciliation of the expected federal statutory rate of 34% to the Company's actual rate as reported for each of the periods presented is as follows:

	Year Ended	Year Ended
	December 31, 2006	December 31, 2005

Expected Statutory Rate	(34.0%)	(34.0%)
State income tax rate, net of federal benefit	(3.96%)	(3.96%)
	(37.96%)	(37.96%)
Valuation Allowance	(37.96%)	(37.96%)
	(0.00%)	(0.00%)

Fair Value of Financial Instruments

Management believes that the carrying amounts of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair values as of each balance sheet date given the relatively short maturity of each of these instruments. The fair value of the Company's debt approximates fair value based on borrowing rates currently available to the Company for borrowings with comparable terms and conditions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Critical estimates include management's judgments associated with: determination of an allowance for doubtful accounts receivable, deferred income tax valuation allowance and the capitalization, depreciation and amortization of certain long-term assets (primarily software development costs). Actual results could differ from those estimates.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 153, "Exchanges of Nonmonetary Assets." This Statement amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of SFAS No. 153 should be applied prospectively. The adoption of this pronouncement did not have a material effect on the Company's consolidated financial statements.

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Errors Corrections, a replacement of APB Opinion No. 20 and SFAS No. 3.” This statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impractical. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 improves financial reporting because its requirements enhance the consistency of financial reporting between periods. During the reporting period, the Company did not have any accounting changes or error corrections.

SIMTROL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

In February 2006, the FASB issued Statement of Financial Accounting Standard 155 - Accounting for Certain Hybrid Financial Instruments (“SFAS 155”), which eliminates the exemption from applying SFAS 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. SFAS 155 also allows the election of fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement event. Adoption is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. Early adoption is permitted. The adoption of SFAS 155 is not expected to have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In March 2006, the FASB issued Statement of Financial Accounting Standard 156 - Accounting for Servicing of Financial Assets (“SFAS 156”), which requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value. SFAS 156 permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. Adoption is required as of the beginning of the first fiscal year that begins after September 15, 2006. Early adoption is permitted. The adoption of SFAS 156 is not expected to have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes.  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  The Company has not yet completed its analysis of the impact that FIN 48 may have on its financial condition, results of operations, cash flows or disclosures.

In September 2006, the FASB issued SFAS 157 “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for the first fiscal year beginning after November 2007. The Company is currently evaluating the impact of adopting SFAS 157 on its financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB 108 is effective for the first fiscal year ending after November 15, 2006. The adoption of SAB 108 did not impact the Company’s financial statements.

In December 2006, FASB issued FASB Staff Position EITF 00-19-2 “Accounting for Registration Payment Arrangements,” which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with SFAS No. 5, “Accounting for Contingencies.” Adoption of EITF 00-19-02 is required for fiscal years beginning after December 15, 2006. The Company is currently evaluating the expected effect of EITF 00-19-02 on our consolidated financial statements and are currently not yet in a position to determine such effects.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is in the process of evaluating the impact of the adoption of this statement on the Company’s results of operations and financial condition.

SIMTROL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

NOTE 4 - Property and Equipment

Property and equipment consist of the following as of December 31, 2006:

Machinery and equipment	$367,491
Furniture and fixtures	39,150
Leasehold improvements	21,318
427,959
Less accumulated depreciation and amortization	(411,128)
$16,831

Depreciation and amortization expense was $9,733 and $36,086 for the years ended December 31, 2006 and 2005, respectively, and is included in selling, general and administrative expense in the accompanying consolidated statements of operations.

NOTE 5 - Related Party Transaction

In order to fund its operations, the Company issued a $37,000 note payable to one member of the Board of Directors on June 9, 2006. The debt accrued interest at 10% and was uncollateralized. The proceeds of this debt were utilized for working capital purposes. On June 30, 2006, the Company repaid the note plus the accrued interest of $213.

In order to fund its operations, the Company also issued notes payable of $379,000 to one member of the Board of Directors during the year ended December 31, 2006. The debt accrued interest at 10% and is uncollateralized. The proceeds of this debt were utilized for working capital purposes. At December 31, 2006, these notes plus $8,351 of accrued interest were outstanding. See Note 13.

NOTE 6 - Stockholders’ Equity/(Deficiency)

During 2005, the Company issued 10,000 shares of restricted common stock valued at $7,900 in exchange for investor relations services performed for the Company by an investor relations consultant. The Company also issued 32,770 shares of restricted stock valued at $26,700 to Board Members as compensation during 2005. The Company also issued 87,984 shares of restricted common stock valued at $36,100 to Board Members for service during 2006. All amounts were recorded at the fair value of the stock on the date of the issuances.

During 2005, the Company issued 450,000 units of securities, with each unit consisting of: one share of Series A Convertible Preferred Stock, a warrant to purchase two shares of common stock at an exercise price of $1.00 per common share expiring in five years, and a warrant to purchase two shares of common stock at an exercise price of $1.25 per common share expiring in five years, for total gross proceeds of $1,350,000 (net proceeds of $1,162,396 after offering costs including placement fees). The Certificate of Designation establishing the terms of the Series A Convertible Preferred Stock included the following terms:

•	the Holder may convert one share of the preferred stock into four shares of common stock at any time and without limitation; and

•
without approval of a majority of the Series A Preferred Stock Holders, the Company cannot incur debt in excess of an aggregate of $1.0 million outside of trade debt in the normal course of business. Such debt may only be secured by accounts receivables and shall not encumber any copyrights, marketing materials, software code or any other proprietary technology, software or product processes, patents or patent licenses of the Company; and

•
beginning the quarter ending December 31, 2005 and for every subsequent quarter the Series A Preferred Stock is outstanding, if the Company’s net working capital (defined as current assets less current liabilities) is less than twenty five per cent (25%) of the total amount of gross proceeds raised in the Offering (defined as a “Quarterly Default”), then for each Quarterly Default, the Holders of the Series A Preferred Stock will receive additional shares of Series A Preferred Stock equal to 25% of the number of shares of Series A Preferred Stock held by the Holder at the time of the Quarterly Default. The net working capital will be tested on a quarterly basis, based on the Company’s most recent Form 10-QSB or Form 10-KSB or other appropriate filing. At December 31, 2006, the Company had failed to meet the net working capital test for quarters ending December 31, 2005, March 31, 2006, June 30, 2006, and September 30, 2006. As a result, therefore, the Company recorded a dividend payable on the covenant default of convertible preferred stock of $1,171,863 as of December 31, 2006; and

SIMTROL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

•	Series A Convertible Preferred shares have full voting rights on an “as converted” basis; and

•
the liquidation value of the Series A Preferred Stock is $3.00 per share, and if the Company at any time while the Series A Preferred Stock is outstanding, shall offer, sell, grant any option to purchase or offer, sell or grant any right to reprice its securities, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any common stock or common stock equivalents entitling any person to acquire shares of common stock, at an effective price per share less than the then conversion price of $0.75, then the conversion price shall be reduced to equal the subsequent price. Exempt transactions for purposes of the repricing provision include the issuance of (a) shares of common stock or options to employees, officers or directors of the Company pursuant to any stock or option plan duly adopted by a majority of the non-employee members of the Board of Directors of the Company or a majority of the members of a committee of non-employee directors established for such purpose, and (b) securities issued pursuant to acquisitions or strategic transactions, provided any such issuance shall only be to a person which is, itself or through its subsidiaries, an operating company in a business synergistic with the business of the Company and in which the Company receives benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

In connection with the issuance of the securities above, $498,731 of the net proceeds received was allocated to the fair value of the warrants granted to purchase 1,800,000 shares of common stock, and a beneficial conversion feature of $624,918 was recorded to reflect the discount on the common shares that would result from the conversion of the Series A Preferred Stock, based on the relative fair values of the warrants and conversion feature of the Series A Preferred Stock. This beneficial conversion feature is recorded as a deemed dividend to the preferred stockholders in the consolidated statement of operations.

See Note 13 to the consolidated financial statements regarding modifications made to the Series A convertible preferred stock subsequent to December 31, 2006.

On July 15, 2005, the Company issued 345,444 warrants to Westminster Securities as a placement fee for placing 364,004 units of the above financing. The exercise price of the warrants is $0.75 per share of common stock and the warrants have a five-year term.

On July 21, 2005, the Company granted options to purchase 275,000 shares of stock to employees. On November 8, 2005, the Company granted options to purchase an additional 275,000 shares of stock to employees. The options have a four-year vesting period and were granted at exercise prices equal to the fair value of the Company’s common stock on those dates.

On December 29, 2005 the Company received a $12,000 deposit from an investor in a potential private placement that was canceled. The $12,000 was returned to the investor in January 2006.

On July 15, 2005, the Company issued 345,444 warrants to Westminster Securities as a placement fee for placing 364,004 units of the above financing. The exercise price of the warrants is $0.75 per share of common stock and the warrants have a five-year term.

SIMTROL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

On February 22, 2006, two holders of Series A Preferred Stock of Simtrol, Inc. (the “Company”) elected to convert an aggregate of 65,334 shares of Series A Preferred Stock to common stock of the Company, pursuant to the conversion terms of the Series A Preferred Stock. On February 22, 2006, the Company issued an aggregate of 261,336 shares of its common stock to the two stockholders upon the surrender of their Series A Preferred Stock for conversion.

On June 26, 2006, the non-employee directors of Simtrol approved an amendment to the Company’s 2002 Stock Option Plan to increase the authorized common stock available for the Plan to 2,500,000 shares from the previously authorized amount of 1,250,000.

In June 2006, the Company granted the non-employee directors options to purchase 1,340,000 shares of stock. Two directors of the Company exercised stock options to purchase 625,000 shares of common stock for total proceeds to the Company of $250,000.

On August 24, 2006, the Company granted options to purchase 135,000 shares of stock to employees. The options have a four-year vesting period and were granted at an exercise price equal to the fair value of the Company’s common stock on that date.

On November 22, 2006, the Company granted options to purchase 25,000 shares of stock to a consultant. The options have a four-year vesting period and were granted at an exercise price equal to the fair value of the Company’s common stock on that date.

On November 17 and 21, 2006, the Company granted options to purchase a total of 50,000 shares of stock to employees. The options have a four-year vesting period and were granted at exercise prices equal to the fair value of the Company’s common stock on the grant dates.

On November 28, 2006, the Company signed an agreement to acquire the remaining fifty percent (50%) membership interest in JDS from Integrated Digital Systems, LLX (“IDS”). Following the acquisition the Company owned 100% of JDS.

On November 28, 2006, the Company issued 200,000 shares of restricted common stock to IDS as partial consideration for purchasing the membership interest. See Note 11.

NOTE 7 - Stock Warrants

The Company has stock purchase warrants for 4,897,737 shares of common stock outstanding at December 31, 2006. A roll forward of the warrant totals for 2006 and 2005 is as follows:

	2006	2005

Warrants outstanding at beginning of year	4,937,880	2,792,436
Granted	-	2,145,444
Exercised	-	-
Terminated	(40,143)	-
Warrants outstanding at December 31	4,897,737	4,937,880

The range of exercise prices of the warrants was $0.75 to $7.50 and the weighted average exercise price was approximately $1.49 at December 31, 2006. The range of exercise prices of the warrants was $0.75 to $7.50 and the weighted average exercise price was approximately $1.49 at December 31, 2005.

SIMTROL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

NOTE 8- Major Customers

Revenue from one customer of $78,000 comprised approximately 35% of our consolidated revenues for 2006. At December 31, 2006, related accounts receivable from this customer comprised 46% of consolidated receivables.

Revenue from one customer totaled $57,571, or approximately 46% of consolidated revenues for 2005.

Management believes that concentration of credit risk with respect to trade receivables is minimal due to the composition of the customer base. The end users for the company’s products are primarily large national and multinational companies and agencies of the U.S. government. Allowances are maintained for potential credit losses, and such losses have been within management's expectations.

NOTE 9 - Operating Leases

The Company leases office space and equipment under noncancellable operating leases expiring at various dates through 2007.

The future minimum lease payments required under operating leases are $41,359 as of December 31, 2006.

Rent expense for the years ended December 31, 2006 and 2005 was $40,716 and $46,822, respectively.

NOTE 10- Litigation

The Company is not currently involved in any legal proceedings nor was it involved in any legal proceedings during 2006.

NOTE 11 - Acquisition of Justice Digital Solutions LLC

On February 15, 2006 Simtrol formed a joint venture with Integrated Digital Systems, LLC (“IDS”), an integrator based in Livonia, Michigan to develop and sell a judicial arraignment software solution based on the success of a deployment in Oakland County, Michigan. The new joint venture, Justice Digital Solutions L.L.C., a Michigan limited liability company ("JDS"), is headquartered in Sterling Heights, Michigan, with its development staff and testing center located in Norcross, Georgia.

IDS contributed to JDS all of IDS’ interest in a software license agreement between IDS and the County of Oakland, Michigan Constitutional Corporation, including the exclusive worldwide rights to copy, modify, market, distribute, and sublicense the software developed pursuant to the software license agreement (the “OakVideo Software”). The license agreement requires the licensee to pay a royalty equal to five percent of all software revenues for products based on the OakVideo Software for the period of the license agreement (initially 10 years from date of licensing agreement on October 28, 2005). Simtrol contributed to JDS a non-exclusive, worldwide, royalty-free license to integrate, copy, modify, market, distribute and sublicense Simtrol’s ONGOER and OnGuard software for use with and into the OakVideo Software, and Simtrol transferred to JDS any and all exclusive worldwide rights to copy, modify, market, distribute, and sublicense certain digital court recording software under development by Simtrol. JDS initially launched a judicial arraignment solution based on the integration of Simtrol’s products with the OakVideo Software in 2006.

On November 28, 2006, the Company signed an agreement to acquire an additional fifty percent (50%) membership interest in JDS from IDS. Following the acquisition the Company owned 100% of JDS.

As consideration for the transfer of the membership interest in JDS from IDS to the Company, the Company will issue Five Hundred Thousand (500,000) restricted shares of its common stock to IDS according to the following installment schedule:

SIMTROL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

•	Two Hundred Thousand (200,000) restricted common shares of the Company's capital stock to IDS on November 28, 2006;

•	One Hundred Thousand (100,000) restricted common shares of the Company's capital stock to IDS on November 22, 2007;

•	One Hundred Thousand (100,000) restricted common shares of the Company's capital stock to IDS on November 22, 2008; and

•	One Hundred Thousand (100,000) restricted common shares of the Company's capital stock to IDS on November 22, 2009.

In addition, JDS will pay IDS five percent (5%) of the gross revenues of JDS, from whatever source derived, during calendar years 2007 and 2008, and two and one-half percent (2.5%) of the gross revenues of JDS during calendar year 2009.

NOTE 12 - Intangibles

In conjunction with the purchase of the IDS interest in JDS (see Note 11), the Company recorded an intangible asset of $130,000 on November 28, 2006, representing the fair value of 500,000 shares of common stock paid and payable to IDS, to reflect the value of the license to use the OakVideo Software. This amount will be amortized over the estimated remaining life of the license agreement for JDS’ use of the OakVideo software (through October 2015-see Note 2).

The Company also recorded a customer list of $40,000 in conjunction with the purchase of the IDS interest in JDS. The $40,000 will be amortized on a straight-line basis through December 31, 2007.

NOTE 13 - Subsequent Events

On January 28, 2007, the Compensation Committee of the Board of Directors (the "Committee") of the Company approved an amendment to the Company's 2002 Stock Option Plan (the "Plan") to increase the number of shares of common stock authorized for issuance under the Plan to 4,000,000 shares from the previously authorized amount of 2,500,000 shares.

The Company's Plan permits the grant of options to its employees, directors and consultants for up to 4,000,000 shares of the Company's common stock. Option awards under the Plan are granted with an exercise price equal to or above the market price of the Company's common stock on the date of the grant, in accordance with the terms of the Plan.

The options granted under the Plan generally have five-year contractual terms for directors and ten-year contractual terms for employees. The options granted under the Plan generally vest immediately for directors and over a four-year period for employees.

On January 31, 2007, the Company granted options to purchase 1,400,000 shares of stock to employees. The options have a three-year vesting period and were granted at an exercise price equal to the fair value of the Company’s common stock on that date.

On January 31, 2007, the Company issued 480,000 shares of its restricted common stock to Triton Business Development Services (“Triton”), an Atlanta-bases provider of critical business planning, resource, and development services in conjunction with an agreement dated October 18, 2006.

On February 1, 2007, the Company signed an advisory services agreement (the "Agreement") with Triton, an Atlanta-based provider of critical business planning, resource and development services.

SIMTROL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

As a part of the Agreement, Triton will provide the Company with financial and strategic planning services that include capital formation, structure and funding strategies, investor relations consultation, human resources assessment and development, and an organizational review of the Company’s processes, practices, and procedures. The term of the Agreement is 24 months.

Triton’s compensation will consist of cash and restricted shares of the Company's common stock over the term of the Agreement. A monthly cash retainer of $10,000 will be paid by the Company. Additionally, 640,000 restricted shares of the Company's common stock will be deposited to a restricted account. The 640,000 restricted shares of the Company's common stock will earned ratably over the 24-month term of the Agreement by Triton. On Janurary 31, 2007, February 28, 2007, and March 31, 2007, the Company issued 11,200, 26,700, and 26,700 shares of restricted common stock pursuant to the Agreement.

The offer and sale of the shares issued in connection with the Agreement were exempt from the registration requirements of the Securities Act of 1933, as amended (the "Act"), pursuant to Rule 506 and Section 4(2) of the Act. In connection with the sales, the Company did not conduct any general solicitation or advertising, and the Company complied with the requirements of Regulation D relating to the restrictions on the transferability of the shares issued.

On January 30, 2007, the Company received a notice of effectiveness from the State of Delaware regarding the Certificate of Amendment of Certificate of Incorporation of the Company (the "Amendment"), which modified the rights of the holders of the Company's Series A Convertible Preferred Stock. The Amendment provides for, among other things: (i) each holder of the Company's Series A Convertible Preferred Stock to receive one additional share of Series A Convertible Preferred Stock for each share owned; (ii) the addition of an 8% face value noncumulative coupon, payable semi-annually in cash or common stock of the Company; (iii) pre-emptive rights for holders of the Company's Series A Convertible Preferred Stock; (iv) the addition of a redemption feature whereby the Series A Convertible Preferred Stock is callable at $3.75 per share at the option of the Company; (v) the addition of a mandatory conversion feature whereby the Series A Convertible Preferred Stock is automatically converted to common stock of the Company in the event that the bid price of the Company's common stock closes at or above $1.00 for 20 consecutive trading days and the average daily trading volume of the Company's common stock is equal to or greater than $150,000; and (vi) the amendment of the provision requiring unanimous approval for an increase in the number of shares designated as Series A Convertible Preferred Stock to require a majority approval for an increase in the number of shares designated as Series A Convertible Preferred Stock. The Amendment also eliminated the working capital test that previously occurred at quarter end per the previous Series A Convertible Preferred Stock terms and increased the authorized number of Series A Convertible Preferred shares from the previous 450,000 to 770,000.

In accordance with the receipt of a notice of effectiveness from the State of Delaware regarding the Certificate of Amendment of Certificate of Incorporation of the Company, which modified the rights of the holders of the Company's Series A Convertible Preferred Stock, the Company issued 384,666 shares of Series A Convertible Preferred stock on January 31, 2007 to the existing Series A Convertible Preferred stockholders. Each shareholder also received warrants to purchase two shares of common stock for each share of Series A Convertible Preferred Stock issued on January 31, 2007, for a total of 769,332 shares with an exercise price of $0.375/share.

In February 2007, JDS paid IDS $40,000 it received from an existing customer per the terms of the acquisition of IDS’ interest in JDS.

During the first quarter of 2007, three individuals, including one member of the Board of Directors of the Company, loaned the Company a total of $317,500. The funds were utilized for working capital purposes of the Company. The loans were due on demand and interest is payable at a rate of 12 percent per annum on the date of repayment. The loans were uncollateralized.

On February 20, 2007, the Certificate of Designation establishing the terms of a Series B Preferred Stock was filed. Certain terms of the Series B Preferred Stock are as follows:

•
The Series B Preferred Stock stated value is $750.00 and each share converts to 2,000 shares of common stock. Holder may convert the Series B Preferred Stock into common stock at the conversion price of $0.375 at any time and without limitation; and

SIMTROL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

•
Without approval of a majority of the Series B Preferred Stock Holders, the Company shall not incur debt (other than debt collateralized by accounts receivable of the Company) in excess of an aggregate of $1.5 million outside of trade debt in the normal course of business. The terms of such debt shall not encumber any copyrights, marketing materials, software code or any other proprietary technology, software or product processes, patents or patent licenses; and

•
The Series B Preferred Stock will pay a 12% (based on Stated value) noncumulative coupon, payable semi-annually (June 30, December 31) in cash or common stock (common stock value deemed $0.375 for purpose of dividend payment if closing price of common stock on payment date is less than $0.375).

•
If the Company has a current registration statement on file covering those common shares represented by Series B Preferred Stock and the Company’s Common Stock bid price closes at or above $1.00 for 20 consecutive trading days and the average daily trading volume of the Common Stock is equal to or greater than $150,000, then Series B Preferred Stock will automatically convert to common at $0.375 per common share.

•
Series B Preferred Stock Holders receive pre-emptive right to participate in subsequent equity rounds at the same pro rata percentage of ownership they currently own in Company on an as-converted basis today.

•	Series B Preferred Stock callable at $1,875/share at option of Company.

•	A total of 4,700 shares of Series B Preferred Stock were designated.

On March 16, 2007, the Company completed the sale of $3,525,000 of securities in a private placement of 4,700 units (at $750 per unit) consisting of one share of Series B Convertible Preferred Stock and one warrant to purchase 2,000 shares of our common stock at an exercise price of $0.375 per share. Each share of Series B Convertible Preferred Stock has a conversion price of $0.375 per share (1 Series B Convertible Preferred share equals 2,000 shares of common stock). The warrants have three-year terms.

Three note holders, including one member of the Board of Directors, exchanged all outstanding interest and principal due from the Company (totaling $710,210) under their notes payable for units in the private placement. In conjunction with the exchange, the Company issued the holders additional warrants to purchase an aggregate of 710,210 shares of the Company’s common stock at an exercise price of $0.375 per share. The warrants have five-year terms.

The Company intends to file a resale registration statement on Form SB-2 to register the common stock underlying the Series B Convertible Preferred Stock, the warrants issued in conjunction with the exchange of the notes payable, and the warrants in the private placement.

On March 16, 2007, one stockholder converted 8,000 shares of the Company’s Series A Convertible Preferred Stock to 32,000 shares of the Company’s common stock.

On March 21, 2007, one warrant holder exercised warrants allowing the purchase of 130,668 shares of our common stock via a cashless exercise provision. Per the terms of the warrant agreement, the Company issued the holder 87,685 share of its restricted common stock on that date.

On March 30, 2007, two warrant holders exercised warrants allowing the purchase of 128,000 shares of our common stock via a cashless exercise provision. Per the terms of the warrant agreements, the Company issued the holders 104,960 share of its restricted common stock on that date.

SIMTROL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2006 and 2005

On March 31, 2007, we issued 1,937 shares of common stock to Board Members as compensation in lieu of cash fees for attendance at board meetings during the three months ended March 31, 2007. These amounts were recorded at the fair value of the Company’s common stock on that date.

On April 2, 2007, one warrant holder exercised warrants allowing the purchase of 32,000 shares of our common stock via a cashless exercise provision. Per the terms of the warrant agreement, the Company issued the holder 25,782 shares of its restricted common stock on that date.

On April 9, 2007, two shareholders converted 8,334 shares of the Company’s Series A Convertible Preferred Stock to 33,336 shares of the Company’s common stock.

On April 10, 2007, the Company granted options to purchase 75,000 shares of stock to one employee. The options have a three-year vesting period and were granted at an exercise price equal to the fair value of the Company’s common stock on that date.